Tarena International, Inc.

Suite 10017, Building E

Zhongkun Plaza, A18 Bei San Huan West Road

Haidian District, Beijing 100098

People’s Republic of China

January 12, 2017

VIA EDGAR

Larry Spirgel, Assistant Director

Kathleen Krebs, Special Counsel

Joshua Shainess, Staff Attorney

Terry French, Accountant Branch Chief

Charles Eastman, Senior Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tarena International, Inc. (the “Company”) Form 20-F for Fiscal Year Ended December 31, 2015 (the “2015 20-F”) Filed April 20, 2016 File No. 001-36363

Dear Mr. Spirgel, Ms. Krebs, Mr. Shainess, Mr. French and Mr. Eastman:

This letter sets forth the Company’s response to the comments contained in the letter dated December 28, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2015 20-F. The “Company” is used in this letter to refer to Tarena International, Inc., its subsidiaries, and its variable interest entities. The comments are repeated below and followed by the response thereto.

Form 20-F for the Fiscal Year ended December 31, 2015

Item 3. Key Information

D. Risk Factors

We may not be able to maintain our high job placement rate for students, which could harm our ability to attract student enrollments, page 6

1.	Please expand your disclosure to include specific historical job placement percentage figures in order to provide context to this risk factor and your statement on page 46 that you “have an effective job placement program” for your adult students. Disclose how you determine these placement figures, such as the time frame from course completion, nature of the job (e.g., full-time or part-time, salary, and whether the job is in the student’s field of study) and nature of the student (e.g., recipient of a graduate certificate from the company or other certificates upon passage of certain exams).

In response to the Staff’s comment, the Company proposes to supplement this risk factor and the sub-section titled Student job placement services in its future Form 20-F filings by adding the following disclosure:

“We gather data on post-course job placement rates by conducting surveys of our graduates. Based on the survey responses, we calculate the six-month post-course job placement rates for a month by dividing (i) the number of job-seeking students enrolled in such month who (A) successfully graduated from our programs with graduation certificates awarded and (B) indicated that they had received employment offers within six months of graduation, by (ii) the total number of job-seeking students enrolled in such month who later successfully graduated from our programs with graduation certificates awarded. We calculate the average six-month post-course job placement rate for a year by averaging the six-month post-course job placement rates of each month of such year. Our average six-month post-course job placement rate for each of 2014 and 2015 was over 90%. When calculating such job placement rates for 2014 and 2015, a majority of the employment reported by relevant students were full-time employment, and a majority of the employment reported by relevant students were in the fields of their studies with us.”

Item 4. Information on the Company

B. Business Overview, page 39

2.	We note that in December 2015, you launched new education programs that target and contain curricula that are customized for primary to high school students aged between 8 and 18 and are taught by teaching assistants face-to-face in offline classrooms. Please specifically address how Chinese government regulations apply to these new programs, and the extent to which the regulations differ from the regulations that apply to your adult, professional training programs. For example, discuss whether these programs are subject to approval by education authorities rather than authorities in charge of labor and social welfare. As another example, we note that several provinces, municipalities, and other regulatory agencies in the PRC have promulgated various regulations and policies that prohibit or restrict the ability of public school teachers to act in a separate capacity as private tutors or teachers. Please tell us the degree to which these regulations and policies have had or will have a material impact upon your business.

In response to the Staff’s comment, the Company proposes to supplement the sub-section titled Government Regulations in its future Form 20-F filings by adding the following disclosure:

“Our new kid education programs launched in December 2015 are mostly operated through our learning centers in Beijing. The kid education programs contain IT training courses and non-IT training courses, both of which fall within the category of professional education training. Under PRC regulations, the kid education programs offered through professional education training entities shall not be subject to supplemental governmental pre-approval. The governmental authorities that have approved the establishment of the professional education training entities shall be the same authorities that continue to regulate new programs launched by such training entities. In the case of our learning centers operating our kid education programs, their establishment are approved by the relevant governmental authorities in charge of labor and social welfare, and as such, the kid education programs will be under the governance of the same governmental authorities. Furthermore, current PRC laws and regulations do not specifically distinguish between adult professional education training and minor professional education training. Thus, from a regulatory prospective, the kid education programs do not have material difference as compared with adult professional education training programs and shall follow the same PRC regulations that apply to our adult professional education training programs. According to the Regulation on Prohibiting Primary to High Schools and Their Teachers from Paid Teaching after School issued by the Ministry of Education on June 29, 2015 and the implementation documents issued by local education authorities, only teachers of primary to high schools are not allowed to teach paid lessons after school nor act in a separate capacity as private tutors or teachers. None of teachers in our kids education programs are teachers of primary to high schools, and most of such teachers are our full-time employees.”

The Company respectfully advises the Staff that the Company believes that the regulations and policies mentioned in the Staff’s comment did not and will not have a material impact upon the Company’s business.

Item 4. Operating and Financial Review and Prospects, page 67

3.	We note that you offer three payment options for your students: (1) one-time full payment upon enrollment, (2) multiple payments within two months of enrollment, and (3) payment within a period of time after graduation by qualified students. Please disclose the percentage of students who use each option in each period discussed. With respect to the post-graduation payment option, please disclose the repayment periods and how students qualify for this payment option.

In response to the Staff’s comment, the Company proposes to supplement Item 4A – Operating Results in its future Form 20-F filings by adding the following disclosure:

“In 2015, 77.7% of our enrolled students paid one-time in full upon enrollment, 8.8% of our enrolled students paid multiple times within two months of enrollment and 13.5% of our enrolled students utilized the option to pay within a period of time after graduation. For our post-graduation payment option, qualified students are given a grace period of up to six months after graduation to look for employment, during which time no repayment needs to be made. After such grace period, students are given a ten-month repayment period. In order to qualify for such payment option, students must pass our credit screening by furnishing to us a number of supporting documents, for instance a credit report from the People’s Bank of China.”

4.	We note that additions to your bad debt allowances (as well as write-offs) have significantly increased in 2014 and 2015 and that you attribute the increase to your post-graduation tuition installment payment option for qualified students enrolled from 2010 to 2014. Please discuss in more detail the underlying reasons for these increases. Disclose whether you expect this trend to continue and explain why.

In response to the Staff’s comment, the Company proposes to supplement its General and Administrative Expenses (for The Year Ended December 31, 2015 Compared to the Year Ended December 31, 2014) in its future Form 20-F filings by adding the following disclosure:

“The amount of bad debt allowance in 2014 mainly reflects our assessment of the delinquency risk for students enrolled between 2010 and 2013 who used the post-graduation payment option. In 2015, we observed an increase in the overall account aging for students enrolled between 2010 and 2014 who used the post-graduation payment option, as well as an increase in the cumulative default amount of accounts receivable from such students. As a result, we determined that the delinquency risk for the corresponding accounts receivable has increased as well. As we devote more resources towards accounts receivable management, we do not believe that the overall delinquency risk for our accounts receivable will continue to increase.”

Item 6. Directors, Senior Management and Employees

B. Share Ownership, page 95

5.	We note your disclosure in note (6) to the table on page 95 that the beneficial ownership of the KKR funds consists of all of the Class A and Class B ordinary shares held by Mr. Shaoyun Han as a result of a convertible bond purchase agreement entered among Talent Fortune Investment Limited (an affiliate of the KKR funds) and Mr. Shaoyun Han on July 14, 2015. Please disclose how the July 2015 convertible bond purchase agreement resulted in the KKR funds beneficially owning Mr. Han’s shares. Also disclose the veto and other rights given to KKR over potential corporate actions that Mr. Han could take due to his controlling interest in the company. Clarify whether operation of the agreements (including a default by Mr. Han’s of the payment of the bond) could result in a change in control of the company.

In response to the Staff’s comment, the Company proposes to supplement the relevant note for KKR to the Share Ownership table in the Company’s future Form 20-F filings by adding the following disclosure:

“As disclosed in a Schedule 13D amendment filed by KKR & Co. L.P. and its affiliated entities (collectively, “KKR Parties”) on July 23, 2015 (the “KKR 13D”), KKR Parties took the view that they may be deemed to share the beneficial ownership of our ordinary shares owned by Mr. Shaoyun Han by virtue of a convertible bond purchase agreement (the “CBPA”) entered into on July 14, 2015 among (i) Moocon Education Limited (“Moocon”), a limited liability company incorporated in the British Virgin Islands wholly owned by Mr. Shaoyun Han, (ii) Mr. Han, (iii) Talent Wise Investment Limited (“Talent”), an exempted company with limited liability incorporated in Cayman Islands indirectly controlled by KKR & Co. L.P. and its affiliated entities and (iv) Talent Fortune Investment Limited (“Talent Fortune”, together with Talent, the “Talent Parties”), an exempted company with limited liability incorporated in Cayman Islands indirectly controlled by KKR & Co. L.P. and its affiliated entities.

Under the CBPA, neither Mr. Han nor any entity directly or indirectly controlled by him, excluding us (together with Mr. Han, the “Founder Entities”) may agree to have us take any of the following actions without the approval of Talent Wise, provided that the Talent Parties and their affiliates hold not less than 4,195,662 Class A ordinary shares of ours and Moocon has not redeemed the Bond (as defined in the CBPA) in full:

(i)	issue any securities of any type or class, carry out any equity financing or undertake any obligation in relation to any of the above, with certain exceptions;

(ii)	merge, amalgamate or reorganization, or acquisition exceeding US$10 million, or take any action which would result in a change of control or a transfer of an asset valued at US$10 million or more;

(iii)	carry out business other than education; or

(iv)	delist or change its listing place, or take any other actions which may affect the liquidity of the KKR Parties’ investment.”

In response to the Staff’s comment, the Company proposes to supplement the disclosure in Item 6E – Share Ownership in its future Form 20-F filings by adding the following disclosure:

“In the event of Talent Wise elects to convert all of the Bond into the shares of the Moocon under the CBPA, following the occurrence of an Event of Default (as define in the CBPA), and therefore acquires the control of Moocon, Talent Wise may be deemed to beneficially own all of the shares of the Company held by Moocon. As of March 31, 2016, Moocon held 2,000,000 Class A ordinary shares of ours, representing approximately 1.3% of the total outstanding voting power of the our company. The calculation of the voting power is based on 55,944,298 outstanding ordinary shares as a single class, being the sum of 45,369,402 Class A ordinary shares and 10,574,896 Class B ordinary shares outstanding as of September 30, 2016, assuming conversion of all Class B ordinary shares into Class A ordinary shares. Since Mr. Han would still control more than 50% of the total outstanding voting power of our company following the occurrence of an Event of Default, the operation of the CBPA would not result in a change of control.”

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If you have any additional questions or comments regarding the 2015 20-F, please contact the undersigned at +86 (10) 6213-5687 or the Company’s U.S. counsel, Z. Julie Gao and Will H. Cai of Skadden, Arps, Slate, Meagher & Flom LLP, at +852 3740-4863 / +852 3740-4891.

Very truly yours,

/s/ Yuduo Yang
Yuduo Yang
Chief Financial Officer

cc:	Shaoyun Han, Chairman and Chief Executive Officer, Tarena International, Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Bruce K. Zirlen, Partner, KPMG Huazhen LLP
Francis Duan, Partner, KPMG Huazhen LLP